Exhibit (a) (8)
Offer To Purchase Employee Stock Options For Cash December [ ], 2008 Cooley Godward Kronish LLP

We direct you to the tender offer statement on file with the SEC and available at www.sec.gov. Stockholders should read the tender offer statement because it contains important information. The tender offer statement and any other relevant documents may be obtained for free at the SEC's website. The tender offer statement may also be obtained free from Power Integrations. Complete Information

At our current stock price, some stock options issued are "out of the money" and thus not providing the intended incentives/value for employees. Our Board has approved, and we have commenced, a tender offer that would allow eligible option holders to sell their underwater options back to the company for cash. The tender offer will take approximately one month to complete, and is scheduled to terminate on December 31, 2008 at 11:59 p.m., Eastern Time. Background

Eligible Options Granted between January 1, 2004 and September 15, 2008 to Eligible Employees (defined below); and Granted under the Power Integrations, Inc. 1997 Stock Option Plan, as amended (the "1997 Plan"), or the Power Integrations, Inc. 2007 Equity Incentive Plan, as amended (the "2007 Plan"); and Includes only options outstanding on December 3, 2008 and outstanding as of the Expiration Time (defined below). Eligible Employees Employees of Power Integrations or one of its subsidiaries as of December 3, 2008 (including officers), who continue to be employed through the Expiration Time. Expiration Time 11:59 p.m., Eastern Time on December 31, 2008. If we extend the period of time during which the Offer remains open, the term "Expiration Time" will refer to the last time and date on which the Offer expires. Key Parameters

Eligible Option Grant Date Per Share Cash Payment Between January 1, 2004 and December 31, 2005 $2.00 Between January 1, 2006 and September 15, 2008 $4.00 Cash Payment for Eligible Options Amount of Cash Payment. Power Integrations is offering a total cash payment in the amount set forth below for each share subject to an Eligible Option tendered (the "Cash Payment").

Eligible Employees will receive the Cash Payment in the following two equal installments if they continue to be employed by Power Integrations or any of its subsidiaries on the respective Payment Dates (subject to tax withholding): 50% of the Cash Payment on the first administratively practicable payroll date following the Expiration Time; and 50% of the Cash Payment on the first administratively practicable payroll date on or following the first anniversary of the Expiration Time. If your employment with Power Integrations or its subsidiaries terminates for any reason after the Expiration Time, but before the Cash Payment is fully paid, you will forfeit the right to receive any installment of the Cash Payment that is scheduled to be paid following the date of termination. Payment Schedule

If an Eligible Employee holds an Eligible Option for 1,000 shares of Power Integrations' common stock with a grant date of January 15, 2005 and an exercise price of $25: We are offering a total cash payment of $2 x 1,000, or a total of $2,000 for that option. Assuming the Offer terminates on December 31, 2008, a sum of $1,000 will be paid on the first administratively practicable payroll date following December 31, 2008 and another $1,000 will be paid on the first administratively practicable payroll date on or following December 31, 2009. However, if Power Integrations or you terminate your employment for any reason before December 31, 2009 (i.e., on June 13, 2009), you would not be entitled to receive the second $1,000 payment. Example

Tender Offer Begins: December 3, 2008. Tender Offer Expires: 11:59 p.m., Eastern Time, on December 31, 2008 (unless extended) = Expiration Time. All elections MUST be RECEIVED by Power Integrations by the Expiration Time. Late submissions will not be accepted. Submit your election via email, hand delivery, certified mail, FedEx or interoffice mail. Participation is voluntary - failure to submit an election will be deemed an election not to participate. How Do I Participate?

You have received an email that includes: Your Election Form (Letter of Transmittal) Copies of the Offer and related documents - all are exhibits to the Schedule TO filed with SEC You may request a written copy of any or all of these materials at no charge by contacting Power Integrations: Via email: to@powerint.com Via mail or courier: Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly. Where Can I Get More Information?

You may choose to tender some, all or none of your Eligible Options. However, if you choose to tender any particular Eligible Option (e.g., an Eligible Option to acquire Power Integrations common stock with an exercise price of $25 per share and expiring on January 15, 2010), you must tender all Eligible Options having the same exercise price and the same expiration date. In addition, if you choose to tender an Eligible Option, you must tender it in full. Participation in the Offer is at your own risk: There is no guarantee that the Cash Payment will exceed the value that might be realized under the Eligible Option at a future date. Acceptance of the Offer does not occur until the Offer expires. Acceptance of the Offer gives you no additional right to continue to remain employed by or in the service of Power Integrations. Terms of the Offer

Complete the Letter of Transmittal and write in the Eligible Options you elect to tender. Return the Letter of Transmittal to Power Integrations: Via email: to@powerint.com Via hand delivery, certified mail, FedEx or interoffice mail to: Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly. Power Integrations must receive the Letter of Transmittal by December 31, 2008, at 11:59 p.m., Eastern Time (unless Power Integrations extends the Offer). How Do I Accept the Offer?

Complete the Letter of Transmittal and do not include any Eligible Options in the Letter of Transmittal. Return the Letter of Transmittal to Power Integrations: Via email: to@powerint.com Via hand delivery, certified mail, FedEx or interoffice mail to: Power Integrations, Inc., 5245 Hellyer Avenue, San Jose, California 95138-1002, Attn: George Donnelly. or Fail to return the Letter of Transmittal by the deadline. How Do I Reject the Offer?

Elections may be withdrawn at any time, so long as an Election Withdrawal Notice is delivered to Power Integrations before the Expiration Time. Once you have withdrawn your election to tender options, you may re-elect to tender options only by again following the election procedure previously described. What If I Change My Mind?

Carefully review the Offer, exhibits, and business and financial information provided to you. Consult with your own tax, financial and legal advisors. Consider which alternative is best for you for each Eligible Option you own: Accept the Offer, or Reject the Offer. Power Integrations does not know which choice is best for you and will not make specific recommendations. What Do I Need to Do?

Reminders Cooley Godward Kronish LLP is not a financial or investment advisor. Circular 230 Disclaimer. THE FOLLOWING DISCLAIMER IS PROVIDED IN ACCORDANCE WITH THE INTERNAL REVENUE SERVICE'S CIRCULAR 230 (21 C.F.R. PART 10). THIS PRESENTATION IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY YOU FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON YOU. THIS PRESENTATION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF PARTICIPATION IN THE COMPANY'S EQUITY INCENTIVE PROGRAMS. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.